               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934


                 PENNCORP FINANCIAL GROUP, INC.
                        (Name of Issuer)

                  Common Stock ($.01 par value)
                  $3.375 Conv. Preferred Stock
                  $3.500 Conv. Preferred Stock
                 (Title of Class of Securities)

                  Common Stock CUSIP  708094107
                  $3.375 Pref. CUSIP  708094206
                  $3.500 Pref. CUSIP  708094701
                         (CUSIP Numbers)

                         AUGUST 20, 1998
      (Date of Event Which Requires Filing of this Statement)

     On August 20, 1998, the filer acquired net additions of 1,307,300 shares of common stock, 208,300 shares of $3.375 conv. preferred, and 38,000 shares of $3.500 conv. preferred bringing new total of common & common equivalents to over 5% which required this filing.

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)



     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP Nos.   708094107   /   708094206   /   708094701
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph L. Harrosh ###-##-####
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP (See Instructions)         (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   |  (7)    SOLE VOTING POWER
                                   |         2,408,900 com. stock
                                   |         228,200 $3.375 conv. pref.
                                   |         38,000  $3.500 conv. pref.
                                   |         2,968,207 com. & com. equivalents
                                   ------------------------------
                                   |
                                   |  (8)    SHARED VOTING POWER
                                   |         -0-
NUMBER OF SHARES BENEFICIALLY      |_____________________________
OWNED BY EACH REPORTING            |  (9)    SOLE DISPOSITIVE POWER
PERSON WITH                        |         2,408,900 com. stock
                                   |         228,200 $3.375 conv. pref.
                                   |         38,000  $3.500 conv. pref.
                                   |         2,968,207 com. & com. equivalents
                                   _____________________________
                                   |
                                   | (10)    SHARED DISPOSITIVE
                                   |         POWER
                                   |         -0-
___________________________________|_____________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,408,900 Shares Common Stock ($0.01 Par Value)
       228,200 $3.375 conv. pref. (conv. into 2.2124) = 504,869 com. eq. shares
        38,000 $3.500 conv. pref. (conv. into 1.4326) =  54,438 com. eq. shares
     2,968,207 common & common equivalents
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                      [ ]
________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) :
     8.0126% common stock
     9.9217% $3.375 conv. preferred
     1.3217% $3.500 conv. preferred
     9.6926% of common shares outstanding plus filer's common equivalents*

*Foot Note to 13:  As of August 11, 1998 there were 30,064,070 common shares outstanding.  If filer's $3.375 conv. preferred were converted into 504,869 shares and $3.500 conv. preferred were converted into 54,438 common shares, the filer's 2,968,207 common &
common equivalent shares would equal 9.6926% of the combined 30,064,070 common shares outstanding plus the filer's 539,307 common equivalent shares.
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________


Item 1.
          (a)  Name of Issuer:
               PennCorp Financial Group, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               590 Madison Avenue, New York, NY  10022.
               Phone (212) 896-2700.  Attn:  David Stone

Item 2.
          (a)  Name of Person Filing:
               Joseph L. Harrosh
          (b)  Address of Principal Business Office:
               40900 Grimmer Blvd., Fremont, CA  94538
          (c)  Citizenship:
               United States
          (d)  Title of Class of Securities:
               Common Stock ($0.01 par value)
               $3.375 Conv. Preferred
               $3.500 Conv. Preferred
          (e)  CUSIP Number:
               383485109    Common Stock
               708094206    $3.375 Conv. Preferred
               708094701    $3.500 Conv. Preferred

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
          (15 U.S.C. 78c).
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g) [ ]  A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);
          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

          Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
          (a)  Amount beneficially owned:  2,408,900 Common stock
                                             228,200 $3.375 Conv. Pfd
                                              38,000 $3.500 Conv. Pfd
                                           2,968,207 common & common equivalents
          (b)  Percent of class:             8.0126% Common stock
                                             9.9217% $3.375 Conv. Pfd
                                             1.3217% $3.500 Conv. Pfd
                                             9.6926% common & common equivalents
          (c)  Number of Shares as to which the person has:
               (i)    Sole power to vote or to direct to vote:
               2,968,207 common & common equivalents
               (ii)   Share power to vote or to direct to vote:
                       0 Shares
               (iii)  Sole power to dispose or to direct the disposition of:
               2,968,207 common & common equivalents
               (iv)   Shared power to dispose or to direct the disposition of:
                       0 Shares

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of empolyee benefit plan pension fund endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Memebers of the Group

          If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each memeber group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member group.

Item 9.   Notice of Dissolution of Group

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5

Item 10.  Certification

          (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securites and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):


          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 20, 1998

                                   /s/ JOSEPH L. HARROSH
                                   ------------------------------
                                   Joseph L. Harrosh